April 15, 2025

Norman Snyder
Chief Executive Officer
REED'S, INC.
501 Merritt 7 Corporate Park
Norwalk, Connecticut 06851

       Re: REED'S, INC.
           Registration Statement on Form S-1
           Filed on April 11, 2025
           File No. 333-286492
Dear Norman Snyder:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing